

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2014

Via E-mail
Marc N. Kingry
Chief Financial Officer
Ottawa Savings Bancorp, Inc.
925 La Salle Street
Ottawa, IL 61350

> **Re:** **Ottawa Savings Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 22, 2014**
> **File No. 000-51367**

Dear Mr. Kingry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Issuance of Additional Shares of Our Common Stock Pursuant to the Merger

We Will Issue Additional Shares to Ottawa Savings Bancorp MHC, page 27

1. Please provide more information regarding the merger, including:
   a. why the board of Twin Oaks has approved the merger despite the fact that no consideration will be paid;
   b. the amount of Ottawa Savings Bancorp MHC's ownership interest after the proposed issuance of the common stock and the completion of the merger; and
   c. if Ottawa Savings Bancorp MHC's ownership interest will increase as a result of the proposal and the merger, provide a more detailed explanation of the potential benefits and drawbacks to shareholders.

Index to Twin Oaks Savings Bank Financial Statements, page 58

2. Please revise your proxy statement to include two years of audited financial statements for Twin Oaks Savings Bank. Please refer to section 1140.3 of the Division of Corporation Finance Financial Reporting Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Schroeder at (202) 551-3294 or John Nolan at (202) 551-3492 if you have questions regarding the comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney